UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 11, 2018

CONNECTONE BANCORP, INC.
(Exact name of Company as specified in its charter)

New Jersey	001-11486	52-1273725
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

301 Sylvan Avenue
Englewood Cliffs, New Jersey		07632
(Address of principal executive offices)		(Zip Code)

Company's telephone number, including area code: (201) 816-8900

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 1.01. Entry into a Material Definitive Agreement.

On July 11, 2018, ConnectOne Bancorp, Inc., a New Jersey corporation (the “Registrant”), together with its wholly-owned subsidiary ConnectOne Bank, a New Jersey state chartered commercial bank (the “Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Greater Hudson Bank, a New York state charted commercial bank (“Greater Hudson”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Greater Hudson will merge with and into the Bank, with the Bank continuing as the surviving bank (the “Merger”). The Merger Agreement was approved by the Boards of Directors of each of the Registrant, the Bank and Greater Hudson at meetings held on July 11, 2018.

Subject to the terms and conditions of the Merger Agreement, upon completion of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Greater Hudson (“Greater Hudson Common Stock”), issued and outstanding immediately prior to the Effective Time will be converted into and become the right to receive two hundred forty-five one-thousandths (0.245) of a share of common stock, no par value, of the Registrant (“Registrant Common Stock”) (such shares, the “Per Share Stock Consideration” and the ratio of such number to one, the “Exchange Ratio”). Also at the Effective Time (i) all shares of Greater Hudson Common Stock owned by Greater Hudson as treasury stock and (ii) all shares of Greater Hudson Common Stock owned directly or indirectly by Registrant or any of their respective subsidiaries (other than shares of Greater Hudson Common Stock (x) held in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties or (y) held by the Registrant or Greater Hudson or any of their respective subsidiaries in respect of a debt previously contracted), shall be canceled and no consideration will be delivered in exchange therefor. Each outstanding share of Registrant Common Stock will remain outstanding and be unaffected by the Merger.

Immediately after consummation of the transaction, the directors of the Registrant and the Bank will consist of the existing Board of the Registrant and the Bank. In addition, one individual to be selected prior to the Effective Time who is currently serving on Greater Hudson’s Board of Directors shall be appointed to the Boards of the Registrant and the Bank to serve a term expiring at the Registrant’s and the Bank’s next annual meeting, respectively. At such next annual meeting, the Registrant and the Bank shall re-nominate such individual for a new one year term on such Board, and the Registrant shall elect such individual to the Bank’s Board of Directors for an additional term of one (1) year. The officers of the Registrant and the Bank following consummation of the merger shall consist of the Registrant and the Bank’s existing officers.

The Merger Agreement contains customary representations and warranties from both the Registrant and Greater Hudson.

Greater Hudson has agreed to various customary covenants and agreements, including (i) to conduct its business in the ordinary and usual course consistent with past practices and prudent banking practice during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (ii) not to engage in certain kinds of transactions or take certain actions during this interim period without the written consent of the Registrant, and (iii) to convene and hold a meeting of its shareholders for the purpose of voting upon the approval and adoption of the Merger Agreement and the Merger. Greater Hudson has also agreed not to, subject to certain exceptions generally related to its Board’s evaluation and exercise of its fiduciary duties, solicit or facilitate proposals with respect to, engage in any negotiations concerning, or provide any confidential information or engage in any discussions relating to, any alternative business combination transactions.

Concomitantly with the execution of the Merger Agreement, Voting Agreements (collectively, the “Voting Agreements”) were executed by each member of the Greater Hudson’s Board of Directors and by each executive officer of Greater Hudson. Pursuant to the Voting Agreements, among other things, such persons have irrevocably agreed (i) to vote any Greater Hudson Common Stock held by them (or to use reasonable best efforts to vote any Greater Hudson Common Stock for which they have joint or shared voting power with their respective spouses) in favor of the Merger Agreement and the Merger at any meeting of the shareholders of Greater Hudson called for such purpose, (ii) to abide by certain transfer restrictions with respect to their Greater Hudson Common Stock and (iii) to not solicit, initiate, encourage or facilitate any alternative acquisition proposal, subject to certain limited exceptions.

In addition, Mr. Kenneth J. Torsoe, a director of Greater Hudson, is entering into a Voting and Sell Down Agreement which will require him to give the Registrant Board a proxy to vote his shares of Registrant Common Stock received in the Merger in the same manner and proportion as all other public shares of ConnectOne are voted until such time as the aggregate number of shares held directly or beneficially by Mr. Torsoe and certain affiliates/family members decreases to below 4.99% of the Registrant’s outstanding shares. He may sell his shares of Registrant Common Stock in any manner agreed to by the Registrant to reduce the holdings of Mr. Torsoe and his family members to less than 4.99%, at which time the proxy will terminate.

In addition, the Registrant has agreed, under the Registration Rights Agreement, to register for resale Mr. Torsoe’s shares, in order to comply with SEC requirements and permit a bulk sale of his Registrant Common Stock.

Completion of the Merger is subject to various conditions, including, among others, (i) approval by shareholders of Greater Hudson of the Merger Agreement and the transactions contemplated thereby, (ii) effectiveness of the registration statement on Form S-4 for the Registrant Common Stock issuable in the Merger, (iii) approval of the listing on the NASDAQ Global Select Market of the Registrant Common Stock issuable in the Merger, if necessary (iv) the receipt of all necessary approvals and consents of governmental entities required to consummate the transactions contemplated by the Merger Agreement, (v) the absence of any order or proceeding which prohibits the Merger or the Bank Merger and (vi) the receipt by each of Registrant and Greater Hudson of an opinion to the effect that the Merger will be treated as a reorganization qualifying under Section 368(a) of the Internal Revenue Code of 1986, as amended. Each party’s obligation to consummate the Merger is also subject to certain customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects of its agreements, covenants and obligations and (iii) the delivery of certain certificates and other documents.

Greater Hudson, directly or indirectly through its officers, directors or advisors, is prohibited from initiating, soliciting, or encouraging or facilitating inquiries or proposals with respect to a merger, sale of company assets, or capital investment in Greater Hudson by any third party other than the Registrant. However, in the event Greater Hudson receives an unsolicited proposal and Greater Hudson’s financial advisor advises its Board of Directors that the proposal could result in a transaction more beneficial to the shareholders of Greater Hudson than the Merger, and its Board of Directors is advised by legal counsel that it must consider the proposal in the exercise of its fiduciary duty, then Greater Hudson is permitted to engage in discussions with the third party and provide confidential information to the third party. Greater Hudson is obligated to notify the Registrant of the receipt of any such proposal promptly, and in any event within twenty four (24) hours. If Greater Hudson’s Board of Directors ultimately concludes that the third party unsolicited proposal is more beneficial to the shareholders of Greater Hudson than the proposed Merger, and its Board is advised by legal counsel that it must accept the transaction in the exercise of its fiduciary duty, and the Registrant fails to modify the terms of the proposed transaction to enhance the benefit to Greater Hudson’s shareholders, then Greater Hudson has the right to terminate the Agreement with the Registrant and enter into an agreement with the third party. If Greater Hudson elects this course and terminates the Agreement, or the Greater Hudson Board of Directors withdraws its recommendation to Greater Hudson’s shareholders in favor of the Merger and the Registrant then terminates the Agreement, or if a third party proposes to acquire Greater Hudson and thereafter Greater Hudson’s shareholders reject the proposed transaction, Greater Hudson will be obligated to pay the Registrant a termination fee equal to $3,200,000.

The Agreement contains termination provisions which are customary in this type of Agreement, including termination upon a breach of a representation of warranty or failure to comply with any obligation. In addition, either party may terminate the agreement if the Merger has not been consummated by the one year anniversary of the Merger Agreement. The Registrant may terminate the Merger Agreement in the event of shareholder litigation which may have a material adverse effect on the Registrant, or if more than 10% of the Greater Hudson shares exercise dissenters’ rights. In addition, Greater Hudson has the right to terminate the agreement in the event that the value of Registrant common stock has declined by 20% and the Registrant’s Common Stock has underperformed the NASDAQ Bank Index by 20%. Finally, Greater Hudson has the right to terminate the Agreement pursuant to the fiduciary out discussed immediately above.

The foregoing descriptions of the Merger Agreement, the Voting Agreements, the Voting and Sell Down Agreement, and the Registration Rights Agreement do not purport to be complete and are subject to and are qualified in their entirety by reference to the full text of those respective documents, all of which are filed as Exhibits to this Current Report on Form 8-K and incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Registrant, Greater Hudson, their respective affiliates or their respective businesses. Rather, investors and the public should look to other disclosures contained in the Registrant’s filings with the Securities and Exchange Commission (the “SEC”).

Item 7.01 Regulation FD Disclosure

On July 12, 2018, representatives of the Registrant will present to various investors the information about the Registrant described in the slides attached to this report as Exhibit 99.1, which are incorporated by reference herein.

The information in Item 7.01 of this report is being furnished, not filed, pursuant to Regulation FD. Accordingly, the information in Item 7.01 of this report will not be incorporated by reference into any registration statement filed by the Registrant under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of the information in this report is not intended to, and does not, constitute a determination or admission by the Registrant that the information in this report is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Registrant.

Item 8.01 Other Events

The Registrant announced in a press release dated July 12, 2018 the information reported in Item 1.01. Attached and being furnished as Exhibit 99.2 is a copy of such press release.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit 2.1	Agreement and Plan of Merger, dated as of July 11, 2018, by and between ConnectOne Bancorp, Inc., ConnectOne Bank and Greater Hudson Bank

Exhibit 10.1	Form of Voting Agreement executed by all directors and executive officers of Greater Hudson Bank.

Exhibit 10.2	Voting and Sell Down Agreement with Kenneth J. Torsoe

Exhibit 10.3	Registration Rights Agreement with Kenneth J. Torsoe

Exhibit 99.1	Investor Presentation

Exhibit 99.2	Press Release dated July 12, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

CONNECTONE BANCORP, INC.
(Registrant)

Dated: July 12, 2018	By:	/s/ William S. Burns
WILLIAM S. BURNS
Executive Vice President and
Chief Financial Officer

Exhibit Index

Exhibit 2.1	Agreement and Plan of Merger, dated as of July 11, 2018, by and between ConnectOne Bancorp, Inc., ConnectOne Bank and Greater Hudson Bank

Exhibit 10.1	Form of Voting Agreement executed by all directors and executive officers of Greater Hudson Bank.

Exhibit 10.2	Voting and Sell Down Agreement with Kenneth J. Torsoe

Exhibit 10.3	Registration Rights Agreement with Kenneth J. Torsoe

Exhibit 99.1	Investor Presentation

Exhibit 99.2	Press Release dated July 12, 2018